CERo Therapeutics Holdings, Inc.

201 Haskins Way, Suite 230

South San Francisco, CA 94080

VIA EDGAR

January 28, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	CERo Therapeutics Holdings, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-284007

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on January 27, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement, as amended, to 4:00 p.m., Eastern time, on January 28, 2025 or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-referenced Registration Statement, as amended.

If you have any questions regarding this request, please contact our counsel Jeffrey Letalien of Goodwin at (212) 459-7203

Sincerely,

CERo Therapeutics Holdings, Inc.

/s/ Chris Ehrlich
Chris Ehrlich
Chief Executive Officer

cc:	Stephen M. Davis, Esq., Goodwin Procter LLP
Jeffrey Letalien, Esq., Goodwin Procter LLP